Exhibit 21

SUBSIDIARIES OF REGISTRANT

Name	Jurisdiction of Incorporation
Alternative Insurance Company Limited	Bermuda
Alternative Re Holdings Ltd.	Bermuda
Alternative Re, Ltd.	Bermuda
Arch Capital Group (U.S.) Inc.	Delaware
Arch Capital Services Inc.	Delaware
Arch Excess & Surplus Insurance Company	Nebraska
Arch Insurance Company	Missouri
Arch Insurance Company (Europe) Limited	United Kingdom
Arch Insurance Group Inc.	Delaware
Arch Investment Management Ltd.	Bermuda
Arch Reinsurance Company	Nebraska
Arch Reinsurance Ltd.	Bermuda
Arch Risk Transfer Services Ltd.	Cayman Islands
Arch Specialty Insurance Company	Nebraska
Western Diversified Casualty Insurance Company	Nebraska